UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2023

Commission File Number: 001-41665

ARB IOT GROUP LIMITED

 (Translation of registrant’s name in English)

2F-09, Pusat Perdagangan IOI

No. 1 Persiaran Puchong Jaya Selatan,

Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On November 16, 2023, Mr. Khor Ben Jin resigned from his positions as an independent director and member of each committee of the Board of Directors of ARB IOT GROUP LIMITED (the “Company”), effectively immediately. Mr. Khor’s resignation was due to personal reasons and not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On the same date, the Board of Directors of the Company appointed Ms. Noor Amalina Binti Ali (“Ms. Amalina”) as a director, member of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee and the Chair of the Compensation Committee of the Board of Directors of the Company.

Ms. Amalina graduated from the professional accounting papers with Association of Chartered Certified Accountants (ACCA) in 2021 and has been registered chartered accountant with Malaysian Institute of Accountants (MIA) from 2021 till present. Ms. Amalina has more than ten (10) years of experience in finance, accounting and auditing, advising clients in various industries. She started her career with JF & S Consultancy as an auditor in 2011. From 2012 to 2017, Ms. Amalina served as tax manager at Messrs Zailan & Associates to practice corporate taxation and served a wide range of clients in diverse industries. From 2017 to 2019, she worked as an accounts manager at PKF Malaysia and also further exposed herself in both accounting and taxation practices in this professional firm until May 2020. In 2022, Ms. Amalina founded her own professional firm, Amalina Ali & Co, which mainly provides accounting, payroll, taxation and company secretarial services. In August 2023, Ms. Amalina joined the board of Annum Berhad, a Malaysian public company in the construction sector, as an independent director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARB IOT GROUP LIMITED

Date: November 16, 2023	By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

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